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Exhibit 99.3

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

AGNICO-EAGLE MINES LIMITED

        The accompanying financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

        Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

        The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A President and Chief Executive Officer	David Garofalo, C.A Vice President, Finance and Chief Financial Officer

Toronto, Canada,
February 22, 2005.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2004 and 2003, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

        As described in the "Summary of Significant Accounting Policies — Reclamation costs and Stock-based compensation", the Company changed its method of (i) accounting for reclamation costs effective January 1, 2003; and (ii) accounting for stock-based compensation effective January 1, 2003.

        We also reported separately on February 22, 2005 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2004 and 2003 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 22, 2005

Summary Of Significant Accounting Policies

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within accumulated other comprehensive loss.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labor, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per ton basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheet and relate to the issuance of the Convertible Debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's Convertible Debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tons of reserves. A unit for the purposes of the unit-of-production method is a ton of ore. A unit is considered "produced" for the purposes of recording amortization when the ton of ore has been mined.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        As a result of adopting United States Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on January 1, 2002, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Currently, the Company's gold put option and certain of its foreign exchange contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive loss. The fair value of the swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. The Company's interest rate cap and written foreign exchange put options do not qualify for hedge accounting and changes in the fair value of these derivative instruments are recognized in income.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of doré bars is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life and current throughput. The provision was updated at the end of 2004 based on the availability of more accurate estimates. Further revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions, such as life-of-mine.

        For periods prior to January 1, 2003, estimated future reclamation costs were based primarily on legal, environmental and regulatory requirements. Future reclamation costs for the Company's inactive mines were accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates included, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates were reflected in income in the period an estimate was revised.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. The difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income (loss). The accounting provisions of FAS 123R are effective for reporting periods beginning after June 15, 2005.

        The Company is required to adopt FAS 123R in the third quarter of 2005. Although the Company has been recording the fair value of stock options in income in 2003 and 2004, FAS 123R requires the application of fair value accounting to any stock options that were granted or modified since January 1, 1995. The Company is evaluating the requirements under FAS 123R and expects the adoption to have a significant impact on the consolidated statement of income (loss) and net income (loss) per share, but no impact on financial condition or cash flows.

Income (loss) per share

        Basic income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. Diluted income (loss) per common share is calculated on the weighted average number of common shares that would have been outstanding during the year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions are dilutive. In addition, the weighted average number of common shares used to determine diluted income (loss) per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

        The Company does not offer any other post-retirement benefits to its employees.

Comparative figures

        Certain items in the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2004	2003
ASSETS
Current
Cash and cash equivalents	$33,005	$56,934
Restricted cash (note 6(b))	8,173	2,549
Short-term investments	64,836	50,882
Metals awaiting settlement (note 1)	43,442	34,570
Income taxes recoverable	16,105	7,539
Inventories:
Ore stockpiles	9,036	6,557
Concentrates	9,065	1,346
Supplies	8,292	6,276
Other current assets (note 2(a))	19,843	10,363

Total current assets	211,797	177,016
Fair value of derivative financial instruments (note 9)	2,689	7,573
Other assets (notes 2(b))	25,234	11,214
Future income and mining tax assets (note 8)	51,407	41,579
Mining properties (note 3)	427,037	399,719

	$718,164	$637,101

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$28,667	$29,915
Dividends payable	3,399	3,327
Interest payable	2,426	3,161

Total current liabilities	34,492	36,403

Long-term debt (note 4)	141,495	143,750

Reclamation provision and other liabilities (note 5)	14,815	15,377

Future income and mining tax liabilities (note 8)	57,136	40,848

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 86,072,779 (2003 — 84,469,804)	620,704	601,305
Stock options	465	—
Warrants (note 6(c))	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(172,756)	(218,055)
Accumulated other comprehensive loss (note 6(d))	(1,100)	(5,440)

Total shareholders' equity	470,226	400,723

	$718,164	$637,101

On behalf of the Board:

Sean Boyd C.A., Director	Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2004	2003	2002
REVENUES
Revenues from mining operations	$188,049	$126,820	$108,027
Interest and sundry income	655	2,775	1,943

	188,704	129,595	109,970
COSTS AND EXPENSES
Production	98,168	104,990	75,969
Exploration and corporate development	3,584	5,975	3,766
Equity loss in junior exploration companies (note 2(b))	2,224	1,626	—
Amortization	21,763	17,504	12,998
General and administrative	6,864	7,121	5,530
Provincial capital tax	423	1,240	829
Interest (note 4)	8,205	9,180	7,341
Foreign currency loss (gain)	1,440	72	(1,074)

Income (loss) before income, mining and federal capital taxes	46,033	(18,113)	4,611
Federal capital tax	1,049	1,090	949
Income and mining tax recoveries (note 8)	(2,895)	(1,448)	(361)

Net income (loss) before cumulative catch-up adjustment	47,879	(17,755)	4,023
Cumulative catch-up adjustment relating to FAS 143	—	(1,743)	—

Net income (loss) for the year	$47,879	$(19,498)	$4,023

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted (note 6(e))	$0.56	$(0.21)	$0.06
Cumulative catch-up adjustment per share — basic and diluted	—	(0.02)	—

Net income (loss) per share — basic and diluted (note 6(e))	$0.56	$(0.23)	$0.06

Comprehensive income (loss):
Net income (loss) for the year	$47,879	$(19,498)	$4,023

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on hedging activities	2,597	8,807	(5,512)
Unrealized gain on available-for-sale securities	604	2,258	1,558
Dilution gain on issuance of securities by equity investee	1,837	4,500	1,610
Minimum pension liability	980	—	(980)
Cumulative translation adjustment on equity investee	1,937	—	—
Adjustments for derivative instruments maturing during the year	(2,983)	1,801	723
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(632)	(1,640)	—

Other comprehensive income (loss) for the year	4,340	15,726	(2,601)

Total comprehensive income (loss) for the year	$52,219	$(3,772)	$1,422

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

			Years ended December 31, 2004, 2003 and 2002
	Common Shares
			Stock Options Outstanding		Contributed Surplus		Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants		Deficit
Balance December 31, 2001	67,722,853	$407,347	$—	$—	$7,181	$(197,537)	$(18,565)
Shares issued under Employee Stock Option Plan (note 7(a))	1,927,500	14,580	—	—	—	—	—
Shares issued under the Share Incentive Purchase Plan (note 7(b))	138,747	2,061	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	40,161	617	—	—	—	—	—
Units issued by public offering, net of issue costs (note 6(c))	13,800,000	167,246	—	15,732	—	—	—
Shares issued on the conversion of the Company's senior convertible notes	4,460	80	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	3,140	38	—	—	—	—	—
Net income for the year	—	—	—	—	—	4,023	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,509)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(2,601)

Balance December 31, 2002	83,636,861	$591,969	$—	$15,732	$7,181	$(196,023)	$(21,166)
Shares issued under Employee Stock Option Plan (note 7(a))	229,100	1,636	—	—	—	—	—
Shares issued under the Share Incentive Purchase Plan (note 7(b))	217,855	2,605	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	255,768	3,570	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	—	—	—	—	—
Shares issued for acquisition (note 10)	125,612	1,466	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(19,498)	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,534)	—
Other comprehensive income for the year	—	—	—	—	—	—	15,726

Balance December 31, 2003	84,469,804	$601,305	$—	$15,732	$7,181	$(218,055)	$(5,440)
Shares issued under Employee Stock Option Plan (note 7(a))	391,525	3,410	—	—	—	—	—
Stock options	—	—	465
Shares issued under the Share Incentive Purchase Plan (note 7(b))	198,387	2,754	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,000,000	13,114	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	13,063	121	—	—	—	—	—
Net income for the year	—	—	—	—	—	47,879	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,580)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,340

Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$7,181	$(172,756)	$(1,100)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2004	2003	2002
Operating activities
Net income (loss) for the year	47,879	$(19,498)	$4,023
Add (deduct) items not affecting cash:
Amortization	21,763	17,504	12,998
Future income and mining taxes	2,338	1,090	1,183
Unrealized loss (gain) on derivative contracts	1,087	(2,265)	(1,680)
Cumulative catch-up adjustment relating to FAS 143	—	1,743	—
Amortization of deferred costs and other	4,792	5,378	3,840
Changes in non-cash working capital balances
Metals awaiting settlement	(8,872)	(4,821)	(9,669)
Income taxes recoverable	(8,566)	(4,639)	(2,549)
Inventories	(9,875)	(3,559)	(863)
Prepaid expenses and other	(1,590)	(5,382)	(2,319)
Accounts payable and accrued liabilities	1,304	17,414	8,327
Interest payable	(735)	1,288	(179)

Cash provided by operating activities	49,525	4,253	13,112

Investing activities
Additions to mining properties	(53,318)	(42,038)	(64,836)
Additions to short-term investments	(13,954)	(50,882)	—
Increase in investments and other	(21,936)	(10,438)	(1,773)
Increase in restricted cash	(5,624)	(2,549)	—

Cash used in investing activities	(94,832)	(105,907)	(66,609)

Financing activities
Dividends paid	(2,480)	(2,431)	(1,344)
Common shares issued	23,906	8,141	193,784
Warrants issued	—	—	15,732
Share and warrant issue costs	(253)	(271)	(9,162)
Proceeds from long-term debt (note 4)	—	—	143,750
Financing costs	—	—	(5,266)
Repayment of the Company's senior convertible debentures (note 4)	—	—	(122,169)
Bank debt	—	—	(30,000)

Cash provided by financing activities	21,173	5,439	185,325

Effect of exchange rate changes on cash and cash equivalents	205	215	(74)

Net increase (decrease) in cash and cash equivalents during the year	(23,929)	(96,000)	131,754
Cash and cash equivalents, beginning of year	56,934	152,934	21,180

Cash and cash equivalents, end of year	$33,005	$56,934	$152,934

Other operating cash flow information:
Interest paid during the year	$6,999	$7,750	$24,427
Income, mining and capital taxes paid (recovered) during the year	$222	$2,887	$(1,982)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2004

1.     METALS AWAITING SETTLEMENT

	2004	2003
Bullion awaiting settlement	$648	$1,327
Concentrates awaiting settlement	42,794	33,243

	$43,442	$34,570

        In 2004, precious metals accounted for 74.9% of Agnico-Eagle's revenues from mining operations (2003 — 83.7%; 2002 — 87.7%). Net byproduct revenues in 2004 consisted of 17.6% zinc (2003 — 11.2%; 2002 — 12.3%) and 7.5% copper (2003 — 5.1%; 2002 — nil).

2.     OTHER ASSETS

(a)
Other current assets
	2004	2003
Available-for-sale securities (at market value)	$13,793	$4,426
Prepaid expenses	737	1,269
Employee loans receivable	482	540
Federal and provincial sales taxes receivable	3,658	3,499
Other	1,173	629

	19,843	$10,363

        In 2004, the Company realized $1,327 (2003 — $3,692) in proceeds and recorded a gain of $839 (2002 — $2,507) in income on the sale of available-for-sale securities. The cost basis of available-for-sale securities is determined using the average cost method.

(b)
Other assets
	2004	2003
Deferred financing costs, less accumulated amortization of $3,488 (2003 — $2,321)	7,580	$8,080
Loan to Contact Diamond Corporation	3,024	2,739
Investment in Riddarhyttan Resources AB	14,170	—
Other	460	395

	$25,234	$11,214

        The change in the loan to Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") from the prior year is attributable primarily to the difference in foreign exchange rates at the respective year-ends.

Riddarhyttan Resources AB

        During the year, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"), a public company listed on the Stockholm Stock Exchange in Sweden under the trading symbol "RHYT." Agnico-Eagle is accounting for its investment in Riddarhyttan using the equity method of accounting. Although Agnico-Eagle owns less than 20% of Riddarhyttan's common stock, Agnico-Eagle is able to significantly influence Riddarhyttan's operating, investing and financing activities through its representation on Riddarhyttan's Board of Directors.

        As at December 31, 2004, the Company owned 14,538,461 shares with a market value of US$16.7 million.

Contact Diamond Corporation

        As a result of issuances of stock by Contact Diamond in 2003, the Company's interest in Contact Diamond was diluted to below 50%. The Company therefore ceased consolidating the results of Contact Diamond and began accounting for its investment using the equity method of accounting on September 1, 2003. Agnico-Eagle's 2003 share of losses in Contact Diamond decreased the book value of the investment in Contact Diamond to nil as at December 31, 2003, with the excess applied to reduce the outstanding debt.

        In 2004, as a result of further issuances of stock by Contact Diamond, Agnico-Eagle recorded a dilution gain with a resultant increase in the carrying value of its investment in Contact Diamond. As Contact Diamond is considered a "development stage enterprise," the dilution gain was recorded in other comprehensive income (loss) for the year. The carrying value of the investment resulting from issuances of stock by Contact Diamond was reduced to nil at December 31, 2004 as a result of Agnico-Eagle recording its share of losses in Contact Diamond.

        As at December 31, 2004, the Company owned 44% (13,814,077 shares) of Contact Diamond, with a market value of US$9.0 million. Contact Diamond is a public company listed on the Toronto Stock Exchange under the trading symbol "CO."

        The loan to Contact Diamond is due on demand, unsecured and bears interest at 8% per annum. Agnico-Eagle has waived interest on the loan commencing May 13, 2002 and will not charge interest or demand repayment of the loan and any outstanding interest within the next year. Accordingly, the outstanding principal and accrued interest on the loan has been classified as a long-term asset.

Loss on equity accounted investments:

	2004	2003
Riddarhyttan Resources AB	$440	$—
Contact Diamonds Corporation	1,784	1,626

	$2,224	$1,626

3.     MINING PROPERTIES

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$78,301	$13,496	$64,805	$60,362	$10,289	$50,073
Plant and equipment	288,847	82,620	206,227	274,725	72,290	202,435
Mine development costs	200,971	44,966	156,005	181,761	34,550	147,211

	$568,119	$141,082	$427,037	$516,848	$117,129	$399,719

        The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sale of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2004, the Company made NPI royalty payments of $2.2 million (2003 — $8.9 million; 2002 — $12.0 million). No further payments are expected to be made as the economical mining activity in the area subject to the royalty has been completed.

4.     LONG-TERM DEBT

(a)
Convertible subordinated debentures

        The Company's convertible subordinated debentures (the "Convertible Debentures") bear interest of 4.50% per annum, payable in cash semi-annually, on the principal amount of $144 million. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

        In 2004, interest on the debentures of nil was capitalized for the construction of the Lapa and Goldex properties as the amount was determined to not be significant.

        In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the convertible subordinated debentures were swapped for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments the Company makes on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Throughout 2004, the Company received $0.9 million in swap payments such that net interest on the Convertible Debentures was $5.6 million.

(b)
Revolving credit facility

        Prior to December 2004, the revolving credit facility (the "Facility") was with a syndicate of banks that provided the Company with up to $125 million of revolving debt. Under the terms of the Facility, which was primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million was available and a second tranche of $25 million was also made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility was fully revolving until the end of 2004, at which time the drawn portion of the Facility was to begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility was LIBOR plus 2.25% per annum with a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and up to the point of refinancing, the Facility was completely undrawn.

        In 2004, the Company amended its revolving bank facility with a syndicate of international banks. The amended facility provides the Company with a $100 million line of credit on a revolving basis. The amended facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the amended facility, has the option to extend the term of the amended facility for three additional one-year terms to December 23, 2010. The amended facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances priced at the applicable rate plus a margin that ranges from 2.25% to 1.50% depending on certain financial ratios. The lenders under the amended facility are each paid a commitment fee at a rate that changes from 0.5% to 0.875% depending on financial ratios. Payment and performance of the Company's obligations under the amended facility are secured by substantially all the property relating to the LaRonde Mine and the El Coco property.

        The amended facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets or make expenditures relating to property secured under the credit agreement at that time that are not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the agreement requires the Company to maintain specified financial ratios and meet financial condition covenants. Under the terms of the amended facility, the Company has entered into derivative agreements subsequent to year end to ensure that the projected revenues from sales of metals are sufficient to reasonably ensure that the Company will be in compliance with financial and other covenants in the credit agreement.

        For the year ended December 31, 2004, interest expense was $8.2 million (2003 — $9.2 million; 2002 — $7.3 million), of which cash payments were $7.0 million (2003 — $8.0 million; 2002 — $24.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2004, cash interest on the Facility was nil (2003 — nil; 2002 — $1.3 million) and cash standby fees on the Facility were $1.4 million (2003 — $1.2 million; 2002 — $1.0 million). In 2004, cash interest on the Facility of nil (2003 — nil; 2002 — $2.3 million) was capitalized to construction in progress. The Company's weighted average interest rate on all its debt for the year ended December 31, 2004 was 4.9% (2003 — 6.4%; 2002 — 7.6%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

        Reclamation provision and other liabilities consist of the following:

	2004	2003
Reclamation and closure costs (note 5(a))	$11,560	$11,629
Pension benefits (note 5(b))	3,255	3,748

	$14,815	$15,377

(a)
Reclamation and closure costs

        Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $18.2 million and $2.9 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

        The following table reconciles the beginning and ending carrying amount of asset retirement obligations.

	2004	2003
Asset retirement obligations, beginning of year	$11,629	$5,520
Current year accretion	399	424
Reclamation payments	(468)	(44)
Liabilities incurred on the purchase of the Bousquet mine	—	5,729

Asset retirement obligations, end of year	$11,560	$11,629

(b)
Pension benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan ("Employee's Plan") is based on an actuarial valuation as of January 1, 2003 and projected to December 31, 2004. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2004 and projected to December 31, 2004. The components of Agnico-Eagle's net pension plan expense are as follows:

	2004	2003	2002
Service cost — benefits earned during the year	$306	$263	$210
Gain due to settlement	(783)	—	—
Prior service cost	20	—	—
Interest cost on projected benefit obligation	488	419	348
Return on plan assets	(151)	(127)	(125)
Amortization of net transition asset, past service liability and net experience gains	208	84	(138)

Net pension plan expense	$88	$639	$295

        Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2004 was $1.8 million (2003 — $1.4 million; 2002 — $1.1 million).

        Assets of the Employees Plan are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 58% to equity securities and 42% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

        Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees Plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive loss for this plan in 2004 or 2003.

        Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2004 was $3.2 million (2003 — $3.7 million) and $(0.9) million (2003 — nil) was recorded in other comprehensive income (loss) arising from a change in the additional minimum pension liability. At the end of 2004, the remaining unamortized net transition obligation was $1.4 million (2003 — $1.3 million) for the Executives Plan and the net transition asset was $0.7 million (2003 — $0.8 million) for the Employees Plan.

        The funded status of the Employees and the Executives plans for 2004 and 2003 are as follows:

	2004			2003
	Employees		Executives	Employees		Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,132		$275	$1,576		$200
Agnico-Eagle's contribution	—		340	—		56
Actual return on plan assets	115		—	321		—
Benefit payments	(202)		(170)	(132)		(28)
Other	—		246	—		—
Divestitures	—		(77)	—		—
Effect of exchange rate changes	151		48	367		47

Fair value of plan assets, end of year	$2,196		$662	$2,132		$275

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$1,768		$5,893	$1,468		$4,081
Service costs	—		307	—		263
Interest costs	103		385	101		318
Actuarial losses (gains)	61		(1,938)	35		188
Benefit payments	(202)		(245)	(132)		(28)
Plan amendments	—		118	(29)		92
Settlements	—		(854)	—		—
Effect of exchange rate changes	128		254	325		979

Projected benefit obligation, end of year	$1,858		$3,920	$1,768		$5,893

Excess (deficiency) of plan assets over projected benefit obligation	$338		$(3,258)	$364		$(5,618)

Comprised of:
Unamortized transition asset (liability)	$722		$(1,426)	$839		$(1,271)
Unamortized net experience gain (loss)	(284)		1,423	(167)		(599)
Accrued liabilities	(100)		(3,255)	(308)		(3,748)

	$338		$(3,258)	$364		$(5,618)

Weighted average discount rate(i)	6.25%		6.25%	6.50%		6.50%
Weighted average expected long-term rate of return	7.50	%(ii)	n.a	7.50	%(ii)	n.a
Weighted average rate of compensation increase	n.a		3.0%	n.a.		3.0%
Estimated average remaining service life for the plan (in years)	13.0		10.0 (iii)	5.0		8.0 (iii)

Notes:

(i)
Discount rates used for the Executives Plan are after-tax rates.

(ii)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

        The estimated benefits to be paid from each plan in the next ten years is presented below:

	Employees	Executives	Total
2005	255	152	407
2006	256	152	408
2007	255	152	407
2008	251	152	403
2009	249	152	401
2010 - 2014	1,182	760	1,942

6.     SHAREHOLDERS' EQUITY

(a)
Common shares

        The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

        The Company has reserved for issuance 10,267,919 common shares in the event that the Convertible Debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

        In 2004, the Company declared dividends on its common shares of $0.03 per share (2003 — $0.03 per share; 2002 — $0.03 per share). Under the terms of the Company's amended credit facility, the Company's dividend payments are restricted to an aggregate of $20 million per year.

(b)
Flow-through share private placements

        In 2004, Agnico-Eagle issued 1,000,000 (2003 — 255,768; 2002 — 40,161) common shares under a flow-through share private placement for proceeds of $17.5 million (2003 — $3.6 million; 2002 — $0.6 million) net of share issue costs. The 2004 shares were issued at a 33% premium to the prevailing market price. The premium was allocated to income and mining tax recoveries as discussed in the following paragraph. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2004 and 2005 exploration activities. In 2004, the Company renounced to its investors C$23.0 million (2003 — C$5.3 million; 2002 — C$1.0 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur C$9.8 million of exploration expenditures in 2005 related to the expenditures renounced in 2004. This amount has been classified as restricted cash on the consolidated balance sheet.

        The difference between the flow-through share issuance price and the market price of Agnico-Eagle stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

(c)
Public offering

        In 2002, Agnico-Eagle issued 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Of the net proceeds, $167.2 million was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

(d)
Accumulated other comprehensive loss

        The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2003 and 2004 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2004 and 2003.

        Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

        The following table presents the components of accumulated other comprehensive loss.

	2004	2003
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	2,148	2,176
Dilution gain on equity issuances of subsidiary	7,947	6,110
Unrealized gain on foreign exchange derivative contracts	8,690	9,973
Unrealized loss on gold put option contracts	(5,915)	(6,812)
Cumulative translation adjustment (on investment in Riddarhyttan)	1,937	—
Minimum pension liability	—	(980)

	$(1,100)	$(5,440)

        In 2004, a $1.5 million (2003 — $1.8 million) loss was reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2004. Also in 2004, a $0.6 million gain (2003 — $1.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(e)
Net income (loss) per share

        The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2004	2003	2002
Weighted average number of common shares outstanding — basic	85,157,476	83,889,115	70,821,081
Add: Dilutive impact of employee stock options	414,555	—	810,182

Weighted average number of common shares outstanding — diluted	85,572,031	83,889,115	71,631,263

        The calculation of diluted income (loss) per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

        In 2004, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share. In 2003, the employee stock options, Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted loss per share. In 2002, the Convertible Debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income per share.

7.     STOCK-BASED COMPENSATION

(a)
Employee Stock Option Plan ("ESOP")

        The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

        Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004, the shareholders approved a further 2,000,000 common shares for issuance under the ESOP.

        Of the 537,250 options granted under the ESOP in 2004, 134,313 options granted vest immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012.

        The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2004			2003			2002
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	2,845,150	C$	14.85	3,060,350	C$	14.47	3,660,200	C$	12.04
Granted	537,250		16.71	40,000		18.49	1,358,500		17.07
Exercised	(391,525)		11.01	(229,100)		10.23	(1,927,500)		11.82
Cancelled	(607,725)		17.76	(26,100)		16.01	(30,850)		12.06

Outstanding, end of year	2,383,150	C$	15.16	2,845,150	C$	14.85	3,060,350	C$	14.47

Options exercisable at end of year	1,983,963			2,697,950			2,682,500

        The weighted average grant-date fair value of options granted in 2004 was C$4.35. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2004:

	Options outstanding
					Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number outstanding		Weighted average exercise price		Number exercisable	Weighted average exercise price
C$6.55 - C$9.20	136,650	3.8 years	C$	8.10	136,650	C$	8.10
C$10.20 - C$15.43	594,100	4.9 years	C$	10.63	594,100	C$	10.63
C$15.93 - C$19.94	1,396,900	2.8 years	C$	16.40	997,713	C$	16.28
C$21.72 - C$25.60	255,500	2.2 years	C$	22.66	255,500	C$	22.66

C$6.55 - C$25.60	2,383,150	3.3 years	C$	15.16	1,983,963	C$	14.84

        The Company has reserved for issuance 2,383,150 common shares in the event that these options are exercised.

        The number of un-optioned shares available for granting of options as at December 31, 2004, 2003 and 2002 was 2,846,485, 776,010 and 789,910, respectively.

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock options granted after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003 and 2002 as if the Company had applied the fair value recognition provisions of

FAS 123 to account for all its stock option grants. The 2003 pro-forma compensation expense includes option grants made prior to the adoption of FAS 123/FAS 148 which vest in 2003.

	2003	2002
Net income (loss) for the year, as reported	$(19,498)	$4,023
Add: Stock-based employee compensation included in reported net income (loss)	95	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(263)	(2,621)

Pro forma net income (loss)	$(19,666)	$1,402

Net income (loss) per share:
Basic and diluted, as reported	$(0.23)	$0.06

Basic and diluted, pro forma	$(0.23)	$0.02

        Pro forma disclosures have not been included for 2004 as substantially all options prior to the adoption of fair value accounting had vested at the end of 2003.

        Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model and the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.0%	2.9%	2.6%
Expected life of options (in years)	2.5	2.5	2.1
Expected volatility of Agnico-Eagle's share price	38.5%	43.5%	36.9%
Expected dividend yield	0.24%	0.25%	0.19%

        The total compensation cost for the ESOP recognized in the consolidated statement of income (loss) for the current year was $0.5 million.

(b)
Incentive Share Purchase Plan

        On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

        Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

        In 2004, 198,387 common shares were issued under the Purchase Plan (2003 — 217,855; 2002 — 138,747) for proceeds of $2.8 million (2003 — $2.6 million; 2002 — $2.1 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,151,272 common shares (2003 — 1,349,659; 2002 — 1,567,514) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

        Income and mining taxes expense (recovery) is made up of the following components:

	2004	2003	2002
Current provision
Provincial mining duties	$(5,233)	$(2,538)	$(2,779)

Future provision
Federal income taxes	(13,950)	(18,870)	—
Provincial income taxes	—	—	—
Provincial mining duties	16,288	19,960	2,418

	2,338	1,090	2,418

	$(2,895)	$(1,448)	$(361)

        Mining taxes are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining taxes are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

        Cash income and mining taxes recovered in 2004 was $0.2 million (2003 — $0.6 million; 2002 — $0.8 million).

        Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:

	2004	2003	2002
Amortization	4,855	$(11)	$(587)
Exploration and development	2,789	2,910	3,152
Premium on flow-through shares	(4,373)	—	—
Other	(933)	(1,809)	(147)

	$2,338	$1,090	$2,418

        The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2004	2003	2002
Combined federal and composite provincial tax rates	36.9%	(38.3)%	39.9%
Increase (decrease) in taxes resulting from:
Provincial mining duties	23.7	20.1	(7.8)
Resource allowances	(12.1)	(8.4)	(101.7)
Permanent and other differences	(7.0)	14.0	6.5
Utilization of temporary differences for which no benefit was previously recognized	(11.6)	20.5	78.7
Utilization of losses for which no benefit was previously recognized	(36.2)	22.7	(23.4)
Effect of changes in Canadian income tax legislation	—	(38.6)	—

Actual rate as a percentage of pre-tax income (loss)	(6.3)%	(8.0)%	(7.8)%

        Agnico-Eagle has non-capital tax loss carryforwards of approximately C$22 million which may be carried forward to reduce future years' taxable income. These losses expire in 2010.

        Agnico-Eagle has approximately C$395 million of cumulative Canadian exploration and development expenses and C$384 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

        As at December 31, 2004 and 2003, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2004		2003
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$19,925	$—	$14,655	$—
Mine development costs	20,934	—	19,746	—
Net operating and capital loss carryforwards	15,733	—	26,022	—
Mining duties	10,502	—	6,992	—
Other	1,997	—	3,542	—
Valuation allowance	(17,684)	—	(29,378)	—

Total non-current	$51,407	$—	$41,579	$—

Mining duties:
Plant and equipment	$472	$30,110	$440	$18,192
Mine development costs	370	27,806	344	23,548
Other	—	(780)	—	(892)
Valuation allowance	(842)	—	(784)	—

Total non-current	$—	$57,136	$—	$40,848

Non-current future income and mining tax assets and liabilities	$51,407	$57,136	$41,579	$40,848

        All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2004. At December 31, 2004, asset and liability amounts were translated into US dollars at an exchange rate of $1.20 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde Mine capital expenditures and increased future tax assets relating to increased future mining duty liabilities. At January 1, 2004, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $29.4 million. In 2004, the valuation allowance decreased by $11.7 million due to the impact of a weaker US dollar and the utilization of capital and net operating loss carryforwards which were previously unrecognized.

        In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income taxes payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

        The Company paid no cash income or mining taxes in the year ended December 31, 2004.

9.     FINANCIAL INSTRUMENTS

        Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

        Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straightforward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put option contracts

        Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2004, 2003 and 2002, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

        Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive loss to income in the same period the forecasted transaction affects income. In 2005, the Company expects to reclassify an unrealized loss of $2.3 million relating to its gold put option contracts to income. Due to the nature and structure of the Company's gold put option contracts, the Company does not record amounts for ineffectiveness in income.

Silver and base metal option contracts

        Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

        As at December 31, 2004, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260

        Subsequent to year end, the Company purchased silver put options with a strike price of $7.00 and also sold copper calls with a strike price of $1.50. The Company sold forward zinc production at a weighted average price of $0.565 and entered into a zero-cost collar to set a minimum zinc price of $0.55. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. The Company also liquidated its entire portfolio of gold put options.

        As at March 16, 2005, Agnico-Eagle had the following byproduct metal contracts:

	Expected Maturity
	2005	2006
Silver
Put options purchased
Ounces	835,000	167,000
Average price ($/ounce)	$7.00	$7.00
Copper
Call options sold
Pounds (000s)	8,267	1,653
Average price ($/pound)	$1.50	$1.50
Zinc
Forwards
Pounds (000s)	24,251	26,455
Average price ($/pound)	$0.57	$0.56
Put options purchased
Pounds (000s)	22,046	26,455
Average price ($/pound)	$0.55	$0.55
Call options sold
Pounds (000s)	22,046	26,455
Average price ($/pound)	$0.67	$0.67

Foreign currency hedging program

        Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. In 2005, the Company expects to reclassify an unrealized gain of $2.9 million relating to its foreign exchange derivative contracts to income. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company does not record amounts for ineffectiveness in income. The Company's written put options do not qualify for hedge accounting and thus have not been designated as hedging instruments. As such, changes in fair value for these instruments are recorded in net income (loss). These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased puts and written calls.

        At December 31, 2004, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2005	2006
US$ call options sold
Amount (thousands)	$12,000	$12,000
C$/US$ weighted average exchange rate	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$12,000	$12,000
C$/US$ weighted average exchange rate	1.5000	1.5600
US$ put options sold
Amount (thousands)	$12,000	—
C$/US$ weighted average exchange rate	1.3700	—

        At December 31, 2004, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $5.9 million (2003 — $6.8 million). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2004 was $8.7 million (2003 — $10.0 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive loss" and information regarding our interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures."

	Interest Rate		Metals		Foreign Exchange
	2004	2003	2004	2003	2004	2003
Fair value, beginning of year	—	—	$669	$(26)	$6,904	$(3,477)
Instruments entered into or settled	(1,876)	—	—	1,861	(4,508)	2,807
Changes in fair value	—	—	(639)	(1,166)	2,139	7,574

Fair value, end of year	$(1,876)	—	$30	$669	$4,535	$6,904

        Agnico-Eagle's exposure to interest rate risk at December 31, 2004 relates to its short-term investments and cash equivalents of $104.9 million (2003 — $106.6 million) and its interest rate swap. Interest rate swap exposure is limited through the use of an interest rate cap. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 1.81% (2003 — 0.90%) for a period of 19 days (2003 — 17 days). Agnico-Eagle is also exposed to interest rate risk through its interest rate swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. The exposure to interest rate risk under the terms of the Company's interest rate swap is limited as the Company has also entered into an interest rate cap such that the three-month LIBOR rate will not exceed 5.75%.

        In addition, Agnico-Eagle has outstanding letters of credit amounting to C$13.4 million relating to the Executives Plan and reclamation obligations (2003 — C$11.8 million) for which fees were 2.25% per annum.

        The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2004. The fair value of Agnico-Eagle's Convertible Debentures as at December 31, 2004 is $163.2 million (2003 — $152.4 million).

10.   ACQUISITIONS

        In the third quarter of 2003, the Company purchased from Barrick Gold Corporation ("Barrick") a 100% interest in Barrick's Bousquet property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Quebec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle purchased certain of Barrick's regional exploration properties.

        The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favorable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

        The Company's consolidated financial statements do not include pro forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

        The following represents the purchase price allocation for the acquisition:

Cash	$3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225

$5,356

Allocation of purchase price:
Buildings and property	$843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,280
Liabilities assumed	(5,729)

$5,356

        Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

11.   OTHER FINANCIAL INFORMATION

	2004	2003
Trade payables	$22,611	$24,630
Wages payable	2,948	1,467
Accrued liabilities	3,108	3,818

	$28,667	$29,915

12.   RELATED PARTY TRANSACTIONS

        As at December 31, 2004, the total indebtedness of Contact Diamond to the Company was $3.024 million (2003 — $2.739 million) including accrued interest to December 31, 2004 of nil (2003 — nil).

        Contact Diamond was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact Diamond as the Company's investment no longer represented a "controlling financial interest".

        The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment in the next year.

        On May 13, 2002, the Company completed a transaction with Contact Diamond which resulted in the elimination of $26 million of the outstanding amount owed by Contact Diamond to the Company.

        In addition, the Company provides Contact Diamond with some executives, employees and administrative support at no cost to Contact Diamond. Four of the nine current directors of Contact Diamond are also directors of the Company.

13.   DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these consolidated financial statements.

  (a)
  Financial instruments — Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. In particular, the Company uses over-the-counter put and call option metals and foreign exchange contracts to hedge against its net revenues from mining operations and its costs of production, respectively.

    Under US GAAP, the Company follows the accounting recommendations made under FASB Statements No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

    Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

  (b)
  Minimum pension liability — Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income. Canadian GAAP does not require the Company to record a minimum liability and does not have the concept of comprehensive income.

  (c)
  Asset retirement obligations — Under US GAAP, new policies were adopted effective January 1, 2003 based on new standards published by the FASB. These standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. A liability is recorded for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life. Under Canadian GAAP, a similar standard became effective for the Company's fiscal year beginning on January 1, 2004 with retroactive restatement of prior periods. Under US standards prior to 2003, total expected reclamation and closure costs (including legal and non-legal obligations) are recorded and charged to earnings over the life of a mine using the units of production method based on proven and probable reserves. As a result, the Company's 2003 US GAAP income statement includes charges for the cumulative effect of the adoption of the new policy.

  (d)
  Dilution gain — The dilution gain that resulted from the issuance of common stock by Contact Diamond is reported in other comprehensive income on the consolidated statement of income (loss).

    Under Canadian GAAP, the dilution gain is reported above the line "Income (loss) before income and mining taxes" on the consolidated statement of income (loss).

  (e)
  Other comprehensive loss — Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in other comprehensive income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for cash flow hedge accounting treatment.

  (f)
  Convertible subordinated debentures — Under US GAAP, the Company is not permitted to bifurcate the conversion option of the Convertible Debentures from the liability component and the entire amount of the Convertible Debentures is presented as a liability. Under Canadian GAAP, the fair value of the conversion option associated with the Convertible Debentures is reflected as "other paid-in capital" while the fair value of the obligation to the debenture holders for interest and principal payments is presented as a component of shareholders' equity. As a result, $1.6 million of financing costs associated with the equity component of the Convertible Debentures, which has been classified as deferred financing costs under US GAAP has been charged against deficit under Canadian GAAP. Furthermore, under US GAAP, interest costs associated with the Convertible Debentures are charged to income (loss) whereas under Canadian GAAP, interest costs are charged to deficit, but are used to reduce net income (loss) for the purposes of computing net income (loss) per share.

    In 2003, the Company entered into a swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments (see note 4(a)). Under US GAAP, the fair value of the swap is recorded as either an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in the fair value of the swap with a corresponding charge to income. Under Canadian GAAP, fair value attributable to the risk being hedged is recorded as an asset or liability with a corresponding charge to income (loss).

  (g)
  Income taxes — Both Canadian GAAP and US GAAP follow the liability method of accounting for income taxes. Under US GAAP, future income and mining taxes are calculated based on enacted rates whereas under Canadian GAAP, substantively enacted rates are used.

    Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to future tax assets and liabilities. Consequently, the amounts of future tax assets and liabilities recorded under US GAAP differ from the amounts of future tax assets and liabilities recorded under Canadian GAAP.

  (h)
  Amortization of mining properties — Prior to 2002, the amortization of mining properties under Canadian GAAP was calculated using the unit-of-production method using proven and probable reserves and non-reserve material of the mine when sufficient objective evidence existed to support a conclusion that the non-reserve material will be produced. Under US GAAP, amortization was calculated using the unit-of-production method using only the proven and probable reserves of the mine. This resulted in less amortization being recorded in the Canadian GAAP consolidated financial statements resulting in a higher asset carrying value.

    After 2002, the Canadian GAAP accounting policy was to use only the proven and probable reserves.

  (i)
  Share issue costs — US GAAP requires that share issue costs of $0.3 million (2003 — $0.3 million), net of related income taxes, be recorded as a reduction of proceeds of issue while under Canadian GAAP, the Company charges share issue costs to the deficit account.

  (j)
  Flow-through shares — As described in note 6 to the consolidated financial statements, the Company issued common shares by way of a flow-through common share private placement. The Company received a net premium to the prevailing market price on this issuance. Under US GAAP, the difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Under Canadian GAAP, Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

  (k)
  Capital stock and deficit — Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP. As a result, under Canadian GAAP, capital stock and deficit is decreased by $126.1 million in 2004 and 2003.

  (l)
  Reconciliation of Consolidated Balance Sheets
		As at December 31
		2004			2003
	Notes	US GAAP	Adjustments	Canadian GAAP	US GAAP	Adjustments	Canadian GAAP
ASSETS
Current
Cash and cash equivalents		$33,005	—	$33,005	$56,934	—	$56,934
Restricted cash		8,173	—	8,173	2,549	—	2,549
Short-term investments		64,836	—	64,836	50,882	—	50,882
Metals awaiting settlement		43,442	—	43,442	34,570	—	34,570
Income taxes recoverable		16,105	—	16,105	7,539	—	7,539
Inventories:
Ore stockpiles		9,036	—	9,036	6,557	—	6,557
Concentrates		9,065	—	9,065	1,346	—	1,346
Supplies		8,292	—	8,292	6,276	—	6,276
Other current assets	(e)	19,843	(2,147)	17,696	10,363	(2,176)	8,187

Total current assets		211,797	(2,147)	209,650	177,016	(2,176)	174,840
Fair value of derivative financial instruments	(a)	2,689	(2,689)	—	7,573	(7,573)	—
Other assets	(f)	25,234	505	25,739	11,214	1,095	12,309
Future income and mining tax assets	(g)	51,407	1,239	52,646	41,579	1,284	42,863
Mining properties	(h)	427,037	3,349	430,386	399,719	3,525	403,244

		$718,164	$257	$718,421	$637,101	$(3,845)	$633,256

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$28,667	—	$28,667	$29,915	—	$29,915
Dividends payable		3,399	—	3,399	3,327	—	3,327
Interest payable		2,426	—	2,426	3,161	—	3,161

Total current liabilities		34,492	—	34,492	36,403	—	36,403

Long-term debt	(f)	141,495	(141,495)	—	143,750	(143,750)	—

Reclamation provision and other liabilities	(b)	14,815	—	14,815	15,377	(729)	14,648

Future income and mining tax liabilities	(g)	57,136	422	57,558	40,848	454	41,302

Fair value of derivative financial instruments	(a)	—	2,964	2,964	—	—	—

Shareholders' Equity
Common shares	(i),(j),(k)	620,704	(145,732)	474,972	601,305	(150,360)	450,945
Stock options outstanding		465	—	465	—	—	—
Convertible subordinated debentures	(f)	—	99,045	99,045	—	95,057	95,057
Other paid-in capital	(f)	—	55,028	55,028	—	55,028	55,028
Warrants		15,732	—	15,732	15,732	—	15,732
Contributed surplus	(i)	7,181	(1,621)	5,560	7,181	(1,621)	5,560
Deficit	(i),(k)	(172,756)	128,609	(44,147)	(218,055)	136,636	(81,419)
Accumulated other comprehensive loss	(e)	(1,100)	1,100	—	(5,440)	5,440	—
Cumulative translation adjustment	(e)	—	1,937	1,937	—	—	—

Total shareholders' equity		470,226	138,366	608,592	400,723	140,180	540,903

		$718,164	$257	$718,421	$637,101	$(3,845)	$633,256

  (k)
  Reconciliation of Consolidated Net Income

		For the years ended December 31
	Notes	2004	2003
Net income — US GAAP		$47,879	$(19,498)
Revenues from mining operations		—	—
Interest and sundry income	(a),(f)	(2,020)	(346)
Interest expense	(f)	7,001	7,001
Other		—	127
Dilution gain on issuance of shares by subsidiary	(d)	1,837	4,500
Income and mining tax expense (recovery)	(g)	2,046	(325)
Cumulative catch-up adjustment relating to FAS 143	(c)	—	1,743

Net income — Canadian GAAP		$56,743	$(6,798)

Net income per share — basic and diluted		$0.54	$(0.20)

  (l)
  Reconciliation of Consolidated Cash Flows

		For the year ended December 31
	Notes	2004	2003
Operating activities
Cash provided by operating activities per US GAAP		$49,525	$4,253
Difference in net income between US GAAP and Canadian GAAP		8,864	12,700
Amortization	(f)	(533)	(533)
Future income and mining taxes	(g)	(2,046)	325
Unrealized gain on derivative contracts	(a)	2,020	346
Cumulative catch-up adjustment relating to FAS 143	(c)	—	(1,743)
Dilution gain on issuance of shares by subsidiary	(d)	(1,837)	(4,500)
Other		—	(127)

Cash flows provided by operating activities per Canadian GAAP		$55,993	$10,721

Investing activities
Cash used in investing activities per US GAAP		$(94,832)	$(105,907)

Cash flows used in investing activities per Canadian GAAP		$(94,832)	$(105,907)

Financing activities
Cash provided by financing activities per US GAAP		$21,173	$5,439
Interest on convertible debentures charged to deficit	(f)	(6,468)	(6,468)

Cash flows provided by (used in) financing activities per Canadian GAAP		$14,705	$(1,029)

Effect of exchange rate changes on cash and cash equivalents (US and Canadian GAAP)		205	215

Net decrease in cash and cash equivalents during the year		(23,929)	(96,000)
Cash and cash equivalents, beginning of year		56,934	152,934

Cash and cash equivalents, end of year per Canadian GAAP		$33,005	$56,934

Other operating cash flow information:
Interest paid during the year		$6,999	$7,750
Income, mining and capital taxes paid during the year		$222	$2,887

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ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS Management's Responsibility for Financial Reporting AGNICO-EAGLE MINES LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Summary Of Significant Accounting Policies
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except per share amounts, unless otherwise indicated) December 31, 2004